**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**January 21, 2010**


**ORDER GRANTING CONFIDENTIAL TREATMENT**
**UNDER THE SECURITIES EXCHANGE ACT OF 1934**


**Bridgepoint Education, Inc.**


**File No. 001-34272 - CF# 24597**

_____


       Bridgepoint Education, Inc. has submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 8-K filed on January 12, 2010.

       Based on representations by Bridgepoint Education, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:


| | |
|---|---|
| Exhibit 10.13 | through January 1, 2011 |
| Exhibit 10.14 | through January 1, 2011 |


       For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:


Kathleen Krebs
Special Counsel